Filed Pursuant to Rule 433
Registration Statement No. 333-159682
Pricing Term Sheet
June 4, 2009
MARINER ENERGY, INC.
10,000,000 Shares of Common Stock
Par Value $0.0001 Per Share
     This term sheet to the preliminary prospectus supplement dated June 2, 2009 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	Mariner Energy, Inc.

Size:	10,000,000 shares (11,500,000 shares including over-allotment option) (the “Equity Offering”)

Price to Public:	$14.50 per share

Gross Spread:	$0.6147365 per share

Net Proceeds to Mariner (Before Expenses):	$138,852,635 ($159,680,530 including over-allotment option)

Last reported sale price (June 4, 2009):	$14.65 per share

Pricing Date/Closing Date:	June 4, 2009 / June 10, 2009

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC J.P. Morgan Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Senior Co-Manager:	Wachovia Capital Markets, LLC

Co-Managers:	Citigroup Global Markets Inc.
Jefferies & Company, Inc.
Howard Weil Incorporated
Tudor, Pickering, Holt & Co. Securities, Inc.
Calyon Securities (USA) Inc.
Capital One Southcoast, Inc.
Natixis Bleichroeder Inc.
Concurrent Offering of Notes
     On June 4, 2009, we priced a separate public offering (the “Notes Offering”) of $300,000,000 aggregate principal amount of 11.75% Senior Notes due 2016 (the “Senior Notes”). The net proceeds of the Notes Offering, after deducting the underwriting discounts and commissions, will be $285,540,000. The Senior Notes were sold at 97.093% of their face amount and therefore carry original issue discount. As of March 31, 2009, after giving effect to the Notes Offering and the Equity Offering and the application of the estimated proceeds therefrom, we had $216.8 million of borrowings outstanding under our bank credit facility. The closing of the Notes Offering is not conditioned upon the completion of the Equity Offering.
     The issuer has filed a registration statement (including a base prospectus) with the SEC for the Notes Offering and the Equity Offering to which this communication relates. Before you invest, you should read the applicable prospectus supplements and the base prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer, the Notes Offering and the Equity Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the prospectus supplement and the accompanying prospectus may be obtained if you request it by contacting Credit Suisse Securities (USA) LLC, Prospectus Department, One Madison Avenue, New York, NY 10010 or by calling 800-221-1037; J.P. Morgan Securities Inc., 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, Attn: Chase Distribution and Support Service, Northeast Statement Processing, or by calling 718-242-8002, or by faxing to 718-242-8003; or Merrill Lynch & Co., Attn: Prospectus Department, 4 World Financial Center, New York, NY 10080, or by calling 212-449-1000.
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